12/9/2003



03051614

VF 12-4-03



NITED STATES
D EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0
Expires: September 30, 1
Estimated average burden hours per response ... 12

SEC FILE NUMBER
8- 38254

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lone Star Securities, Inc.

OFFICIAL USE ONLY
20452
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15851 Dallas Parkway, Suite 105
(No. and Street)

Addison (City) TX (State) 75001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Ireland 972-701-8620 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillips & Company, L.L.P.
(Name — *if individual, state last, first, middle name*)

500 Chestnut, Suite 901, P.O. Box 3034 (Address) Abilene (City) TX (State) 79604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LONE STAR SECURITIES, INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

September 30, 2003

PHILLIPS & COMPANY, L.L.P.
Certified Public Accountants
500 Chestnut, Suite 901
Abilene, Texas 79602

OATH OR AFFIRMATION

I, Joe Ireland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lone Star Securities, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

11-24-03



NOTARY PUBLIC
STATE OF TEXAS
GAYLE J. CLARK
MY COMMISSION EXPIRES
August 2, 2005

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PHILLIPS & COMPANY, L.L.P.

Certified Public Accountants

Edgar A. Phillips, CPA
Charles F. Egger, CPA
David M. Smith, CPA

Phone (325) 677-7991
Toll Free (800) 477-1848
Fax (325) 677-7048

Report of Independent Certified Public Accountants

Board of Directors
Lone Star Securities, Inc.
15851 Dallas Pkwy, Suite 105
Addison, Texas 75001

We have audited the accompanying statement of financial condition of Lone Star Securities, Inc. as of September 30, 2003, and the related statement of income, statement of changes in stockholders' equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial condition of Lone Star Securities, Inc. as of September 30, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Phillips & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

November 14, 2003

500 Chestnut • Suite 901 ■ Abilene, TX 79602
Mailing Address: P.O. Box 3034 ■ Abilene, TX 79604

LONE STAR SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
September 30, 2003

ASSETS

Cash in bank (Note 1.C)	$ 1,837
Certificate of deposit (Notes 1.C & 2)	6,303
Prepaid CRD account	756
Prepaid legal expense	1,695
Accounts receivable - issuers	6,378
Advances to salesmen	98,948
Accrued interest receivable (Note 2)	17
Total current assets	115,934
Leasehold improvements (net of accumulated depreciation)	3,179
Loan to shareholder (Note 3)	35,038
Total Assets	$ 154,151

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Payroll taxes payable	$ 1,017
Accounts payable	883
Federal income taxes payable	748
Total Liabilities	2,648
Stockholders' equity	
Preferred stock - $51.20 par value callable and redeemable at $52.45; Authorized 20,000 shares; Issued and outstanding 2,146 shares (Note 5)	109,875
Discount on preferred stock	(4,966)
Common stock - no par; authorized 1,000,000 shares; issued and outstanding 1,802 shares	45,965
Additional paid in capital	14,800
Retained deficit	(14,171)
Total Stockholders' Equity	151,503
Total Liabilities and Stockholders' Equity	$ 154,151

The accompanying notes are an integral part of this financial statement.

LONE STAR SECURITIES, INC.

STATEMENT OF INCOME - CONTINUED
For the Year Ended September 30, 2003

Management fees	$	69,184
Dues and subscriptions		3,464
Bonds		953
Insurance		16,661
Forgiven debt		5,000
Unearned commissions		140,142
Contributions		1,251
		941,576
Net Loss Before Federal Income Tax		(5,061)
Provision for federal income tax		(726)
Net Loss	$	(5,787)

The accompanying notes are an integral part of this financial statement.

LONE STAR SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended September 30, 2003

	Capital Stock					
	Preferred	Common	Additional Paid In Capital	Discount on Preferred Stock	Retained Deficit	Total
Balances at October 1, 2002	$ 109,875	$ 45,965	$ 14,800	$ (4,966)	$ (8,384)	$ 157,290
Net loss					(5,787)	(5,787)
Balances at September 30, 2003	$ 109,875	$ 45,965	$ 14,800	$ (4,966)	$ (14,171)	$ 151,503

The accompanying notes are an integral part of this financial statement.

LONE STAR SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2003

Increase (Decrease) in cash and cash equivalents		
Cash flows from operating activities		
Net loss	$	(5,787)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		87
Changes in assets and liabilities:		
Increase in prepaid CRD		(755)
Decrease in accrued interest receivable		6
Decrease in accounts receivable - issuers		1,300
Decrease in advances to salesmen		21,977
Increase in prepaid legal expense		(1,695)
Decrease in federal income tax receivable		6,432
Decrease in CRD accounts payable		(398)
Increase in accounts payable		883
Increase in income taxes payable		748
Decrease in payroll taxes payable		(500)
Net cash provided by operating activities		22,298
Cash flows from investing activities		
Loan to shareholder		(25,066)
Net cash used by investing activities		(25,066)
Decrease in cash		(2,768)
Cash and cash equivalents at beginning of year		10,908
Cash and cash equivalents at end of year	$	8,140

The accompanying notes are an integral part of this financial statement.

LONE STAR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2003

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This is a summary of the significant accounting policies of Lone Star Securities, Inc. (the Company). The financial statements and notes are representations of the Company's management.

A. NATURE OF BUSINESS

Lone Star Securities, Inc. sells direct participation programs in oil and gas ventures for Harbor Resources, L.L.C. (a related entity) and for three third party entities, Fossil Resources, Inc., GHFT Corporation, and Wave Energy, Inc. Lone Star Securities, Inc. has a separate written agreement with each entity, whereby the Company receives a percentage of the subscriptions sold. The oil and gas programs are marketed by Lone Star Securities, Inc. Lone Star Securities, Inc. does not hold customer funds or securities.

B. METHOD OF ACCOUNTING

The Company prepares its financial statements on the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America. Under the accrual method, revenues are recognized when earned and expenses are recognized when incurred. The Company prepares its tax returns on the cash method of accounting. Under the cash method, revenues are recognized when collected and expenses are recognized when paid. If an expenditure results in an asset having an estimated useful life which extends substantially beyond the year of acquisition, the expenditure is capitalized, and depreciation is recognized as an expense over the estimated useful life of the asset.

C. CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers demand deposits and certificates of deposit with a maturity of twelve months or less to be cash equivalents.

D. PROPERTY, PLANT AND EQUIPMENT

The Company follows the practice of capitalizing at cost, all expenditures in excess of $500 that are determined to be acquisitions of property or equipment or improvements to existing property or equipment. Depreciation is provided on the

D. PROPERTY, PLANT AND EQUIPMENT—CONTINUED

straight-line method over the estimated useful live of the assets. Buildings and leasehold improvements are estimated to have lives of 39 years. Equipment, furniture and fixtures and vehicles are estimated to have lives of 5 to 10 years.

E. INCOME TAXES

Certain items of expense are recognized for financial reporting purposes in different periods from those in which such items are recognized for income tax purposes. For the year ended September 30, 2003, the amount of deferred income taxes due to these differences is deemed to be insignificant.

F. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. CERTIFICATE OF DEPOSIT

Lone Star Securities, Inc. has a certificate of deposit with First National Bank Baird in the amount of $6,303. The certificate was renewed on July 23, 2003 and matures January 21, 2004. The certificate bears interest at 1.5% to be paid on January 21, 2004. Unpaid accrued interest at September 30, 2003 was $17.

NOTE 3. RELATED PARTY TRANSACTIONS

Lone Star Securities, Inc. is related to Harbor Resources, L.L.C. through common ownership and management. Joseph H. Ireland is the President, Chairman of the Board of Directors, and principal shareholder of Lone Star Securities, Inc. Joseph H. Ireland is also a member and the manager of Harbor Resources, L.L.C. As of September 30, 2003, Lone Star Securities, Inc. has a payable due to Harbor Resources L.L.C. in the amount of $1,122. During the year ended September 30, 2003, Lone Star Securities, Inc. received commission and due diligence income in the amount of $87,520 from Harbor Resources, L.L.C.

LONE STAR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS—CONTINUED
September 30, 2003

NOTE 3. RELATED PARTY TRANSACTIONS—CONTINUED

Lone Star Securities, Inc. has advanced cash in the amount of $35,038 to the principal shareholder Joseph H. Ireland. Mr. Ireland signed a single payment promissory note on September 30, 2003 bearing interest at a rate of 4% per year due on December 31, 2004.

NOTE 4. NET CAPITAL REQUIREMENTS

Lone Star Securities, Inc. sells only direct participation programs and does not hold customer funds or securities and therefore is subject to the SEC minimum net capital requirement under SEC Rule 15c3-1 of $5,000. The computation for the net capital of Lone Star Securities, Inc. is as follows:

Total Assets	$ 154,151
Less: Total Liabilities	2,648
Total Net Worth	151,503
Less: Non-Allowable Assets	
Leasehold improvements	3,179
Loan to shareholder	35,038
Prepaid expenses	2,451
Receivables from non-customers	105,326
Accrued interest receivable	17
Net Capital	$ 5,492

No material differences exist in the computation of net capital in the amended focus report, Part IIA for the period beginning July 1, 2003 and ending September 30, 2003.

NOTE 5. CALLABLE REDEEMABLE PREFERRED STOCK

Upon the consent of two members of the Board of Directors of the Corporation, the Corporation may at any time redeem the whole, or from time to time redeem any part, of the preferred shares outstanding by paying in cash the sum of $52.45 per share.

LONE STAR SECURITIES, INC.

SUPPLEMENTARY INFORMATION
(See Auditors' Report)

September 30, 2003



PHILLIPS & COMPANY, L.L.P.

Certified Public Accountants

Edgar A. Phillips, CPA
Charles F. Egger, CPA
David M. Smith, CPA

Phone (325) 677-7991
Toll Free (800) 477-1848
Fax (325) 677-7048

Report of Independent Certified Public Accountants on Supplementary Information

Board of Directors
Lone Star Securities, Inc.
15851 Dallas Pkwy, Suite 105
Addison, Texas 75001

Our audit was conducted for the purpose of forming an opinion on the basic financial statements of Lone Star Securities, Inc. for the year ended September 30, 2003 taken as a whole, which are presented in the preceding section of this report. The supplementary information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillips & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Abilene, Texas
November 14, 2003

500 Chestnut • Suite 901 ■ Abilene, TX 79602
Mailing Address: P.O. Box 3034 ■ Abilene, TX 79604

LONE STAR SECURITIES, INC.

SUPPLEMENTARY INFORMATION
For the Year Ended September 30, 2003

Computation of net capital and aggregate indebtedness under Rule 15c3-1

Excess net capital		
Total stockholders' equity	$	151,503
Less non-allowable assets:		(146,011)
Net capital		5,492
Minimum net capital required		(5,000)
Excess net capital	$	492
Aggregate indebtedness to net capital:		
Payroll taxes payable	$	1,017
Federal income taxes payable		748
Accounts payable		883
Aggregate indebtedness	$	2,648
Percentage of aggregate indebtedness to net capital		48%

No material differences exist in the computation of net capital in the amended focus report, Part IIA for the year ended September 30, 2003.

11-14-03
Date

Phillips & Company, LLP
Certified Public Accountants

LONE STAR SECURITIES, INC.

SUPPLEMENTARY INFORMATION
For the Year Ended September 30, 2003

Statement of Changes in Liabilities Subordinated to Claims of Creditors

The Company had no liabilities subordinated to creditors at September 30, 2002, nor does the Company have any liabilities subordinated to creditors at September 30, 2003.



PHILLIPS & COMPANY, L.L.P.

Certified Public Accountants

Edgar A. Phillips, CPA
Charles F. Egger, CPA
David M. Smith, CPA

Phone (325) 677-7991
Toll Free (800) 477-1848
Fax (325) 677-7048

November 14, 2003

Board of Directors
Lone Star Securities, Inc.
15851 Dallas Parkway, Suite 105
Addison, TX 75001

Gentlemen:

In planning and performing our audit of the financial statements of Lone Star Securities, Inc. for the year ended September 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Lone Star Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

500 Chestnut • Suite 901 ■ Abilene, TX 79602
Mailing Address: P.O. Box 3034 ■ Abilene, TX 79604

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Lone Star Securities, Inc. for the year ended September 30, 2003, and this report does not affect our report thereon dated November 14, 2003. In addition, no facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at September 30, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Phillips & Company, LLP

Certified Public Accountants